UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  September 12, 2016

LPATH, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35706	16-1630142
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4025 Sorrento Valley Blvd.

San Diego, California 92121

(Address of principal executive offices) (Zip Code)

(858) 678-0800

Registrant’s telephone number, including area code

Not applicable

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01                                 Other Events.

Attached hereto as Exhibit 99.1 is a transcript of the joint conference call held on September 12, 2016 by Lpath, Inc. (“Lpath”) and Apollo Endosurgery, Inc. (“Apollo”) Exhibit 99.1 is incorporated by reference herein.

Lpath makes no admission as to the materiality of any information in this report. The information contained herein is intended to be considered in the context of Lpath filings with the Securities and Exchange Commission and other public announcements that Lpath makes, by press release or otherwise, from time to time. Lpath undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the Securities and Exchange Commission, through press releases or through other public disclosure.

Additional Information and Where to Find It

In connection with the previously disclosed proposed merger, Lpath and Apollo intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. Investors and security holders of Lpath and Apollo are urged to read these materials when they become available because they will contain important information about Lpath, Apollo and the proposed merger. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Lpath with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Lpath by directing a written request to:  Lpath, Inc., 4025 Sorrento Valley Blvd. San Diego, CA 92121, Attention: CEO.  Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Lpath and its directors and executive officers and Apollo and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lpath in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Lpath is also included in Lpath Annual Report on Form 10-K for the year ended December 31, 2015 and the proxy statement for Lpath’s 2016 Annual Meeting of Stockholders. These documents are available free of charge at the SEC web site (www.sec.gov) and from the CEO at Lpath at the address described above.

Forward-Looking Statements

Statements contained in this Form 8-K and the attached transcript regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the structure, timing and completion of our proposed merger with Apollo; our continued listing on NASDAQ prior to and after the proposed merger; our expectations regarding the capitalization, resources and ownership structure of the combined organization; our expectations regarding the sufficiency of the combined organization’s resources to fund the combined company; the timing and nature of the planned equity investment in connection with the proposed merger; the nature, strategy and focus of the combined organization; the safety, efficacy and commercial potential of any products; the executive officer and board structure of the combined organization; and the expectations regarding voting by Lpath and Apollo stockholders. Lpath and/or Apollo may not actually achieve the proposed merger, or any plans or product development goals in a timely manner, if at all, or otherwise carry out the intentions or meet the expectations or projections disclosed in our forward-looking statements, and you should not place undue reliance on these forward-looking statements. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon Lpath’s and Apollo’s current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, which include, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed merger through the process being conducted by Lpath and Apollo, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources for combined company operations and to conduct or continue planned product development programs, the ability to successfully develop any of Apollo’s products, the ability to successfully sell products and increase market share, and the risks associated with the process of developing, obtain regulatory approval for and commercializing surgical products that are safe and effective for use in human surgical procedures. Risks and uncertainties facing Lpath are described more fully in Lpath’s periodic reports filed with the Securities and Exchange Commission. All forward-looking statements contained in this Form 8-K and the attached transcript speak only as of the date on which they were made.  Lpath undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Item 9.01 Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description

99.1	Transcript of Lpath, Inc. and Apollo Endosurgery, Inc. joint conference call dated September 12, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LPATH, INC.

Dated: September 13, 2016	By:	/s/ Gary J.G. Atkinson
		Name:	Gary J.G. Atkinson
		Title:	Interim Chief Executive Officer, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Transcript of Lpath, Inc. and Apollo Endosurgery, Inc. joint conference call dated September 12, 2016.